ALPHA BANK

[redacted]

05011743

RECEIVED
OCT - 3 2005
SEC MAIL PROCESSING SECTION
WASH, D.C. 160

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, September 30, 2005
Our reference No.13.1.88

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

SUPPL

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

P.C. LOURIS O.J. YANNACOPOULOU

PROCESSED
OCT 18 2005
THOMSON
FINANCIAL

ENCLOSURES: (1)

10/18

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr

ATHENS 2004
OFFICIAL BANK

ALPHA BANK

Press Release

Alpha Bank Romania expands rapidly in line with its strategic objectives, raising Euro 126 million in new capital

Alpha Bank Romania has recently strengthened its capital base to Euro 240 million, through a share capital increase of Euro 66 million, as well as a subordinated debt issue of Euro 60 million.

Romania is a strong growth hub in the area of Southeastern Europe with a market of 22 million people. With its impending entry into the European Union, economic and financial sector prospects are excellent. Moreover, retail banking activity grows fast. New savings and investment products enhance the banks' offer, with mortgage and consumer credit products taking gradually centerstage.

Alpha Bank has been established in Romania for 12 years, creating a profitable franchise with about 30 branches and 4% market share. In 2004, assets, loans and deposits grew by 40%, 35% and 45% respectively. Retail banking business was especially successful with mortgages and consumer loans rising by 100%.

In this framework, the more than doubling of the bank's capital allow us to invest further in the incipient growth dynamics. Alpha Bank has decided to expand distribution channels, develop new systems and hire additional personnel in Romania. We believe we can expand efficiently through organic growth, without resorting to mergers and acquisitions in a market where valuations are high due to its strong growth potential. We expect to have 150 branches by the end of 2008.

We were the first foreign bank to invest in Romania and we intend to continue to expand our business there, creating in the process value for our shareholders. We have the experience and the will to succeed in Romania as we have done in Greece for more than 125 years.

Athens, 30 September 2005

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail : secretariat@alpha.gr